

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2017

Mail Stop 4631

<u>Via E-mail</u>
Lawrence A. Hilsheimer
Executive Vice President
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

> **Re: Greif, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2016**
> **Filed December 21, 2016**
> **Form 8-K Filed December 13, 2016**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2017**
> **Filed March 3, 2017**
> **Form 8-K Filed March 7, 2017**
> **File No. 1-00566**

Dear Mr. Hilsheimer:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction